Exhibit 2.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016

This Management’s Discussion and Analysis (MD&A) is intended to help the reader understand Sherritt International Corporation’s operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of April 26, 2016, should be read in conjunction with Sherritt’s interim condensed consolidated financial statements for the three months ended March 31, 2016 and the MD&A for the year ended December 31, 2015.  Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com or on the Corporation’s website at www.sherritt.com.

References to “Sherritt” or the “Corporation” refer to Sherritt International Corporation and its share of consolidated subsidiaries, joint ventures and associate, unless the context indicates otherwise. All amounts are in Canadian dollars, unless otherwise indicated. References to “US$” are to United States (U.S.) dollars.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about Sherritt’s future financial condition, results of operations and business. See the end of this report for more information on forward-looking statements.

The business we manage	2
Update on 2016 strategic priorities	3
Highlights	4
Financial results	5
Outlook	10
Significant factors influencing operations	11
Review of operations	13
Metals	13
Oil and Gas	19
Power	22
Liquidity and capital resources	24
Managing risk	28
Accounting pronouncements	28
Summary of quarterly results	29
Off-balance sheet arrangements	30
Transactions with related parties	30
Controls and procedures	31
Supplementary information	32
Sensitivity analysis	32
Oil and Gas production and sales volume	33
Non-GAAP measures	33
Forward-looking statements	39

Sherritt International Corporation

2016 First Quarter Report

Management’s discussion and analysis

The business we manage

Sherritt manages its nickel, oil, gas and power operations through different legal structures including 100% owned subsidiaries, joint venture arrangements and production sharing contracts.  With the exception of the Moa Joint Venture, which Sherritt operates jointly with its partner, Sherritt is the operator of these assets. The relationship Sherritt has with these operations and the economic interest recognized in the Corporation’s financial statements are as follows:

	Relationship for	Economic	Basis of
	accounting purposes	interest	accounting

Metals
Moa Joint Venture	Joint venture	50%	Equity method

Ambatovy Joint Venture	Associate	40%	Equity method

Oil and Gas	Subsidiary	100%	Full consolidation

Power	Joint operation	33 1/3%	Economic interest recognized

The Financial results and review of operations sections in this MD&A present amounts by reporting segment, based on the Corporation’s economic interest.  For financial statement purposes, the Moa Joint Venture and Ambatovy Joint Venture are accounted for using the equity method of accounting which recognizes the Corporation’s share of earnings (loss) from joint venture and associate, respectively.  Metal’s operating results include the Corporation’s 50% interest in the Moa Joint Venture, 100% interest in the utility and fertilizer operations in Fort Saskatchewan (Fort Site), 40% interest in the Ambatovy Joint Venture, and 100% interest in a wholly-owned subsidiary established to buy, market and sell certain Ambatovy nickel production.  The financial statements and review of operations in this MD&A include the Corporation’s 100% interest in its Oil and Gas business and 33 1/3% interest in its Power businesses.

Amounts presented in this MD&A can be reconciled to note 4 of the interim consolidated financial statements for the three months ended March 31, 2016.

Strategic Priorities

The table below lists Sherritt’s strategic priorities for 2016. The 2016 Strategic Priorities reflect the continuing depressed commodity outlook and the Corporation’s responsibility to preserve liquidity, continue to drive down costs, and execute rational capital allocation plans.  Sherritt’s purpose, originally communicated in 2014, continues to be a low-cost nickel producer that creates sustainable prosperity for our employees, investors and communities.

Strategic Priorities	2016 Targets	Status

UPHOLD GLOBAL OPERATIONAL LEADERSHIP IN FINISHED NICKEL LATERITE PRODUCTION 1	Complete and commission the acid plant at Moa in the second half of 2016	Acid plant on track to complete in Q2 with full operation in Q3 this year

	Further reduce NDCC costs at Moa and Ambatovy towards the goal of being in the lowest quartile	Q1 NDCC of US$3.90/lb (avg between both operations) was down 24% over Q1 2015

	Increase Ambatovy production over 2015, despite the major maintenance work scheduled for Q3	Ambatovy production was lower in the first quarter, but expected to recover in the second quarter with no change to guidance

	Maintain peer leading performance in environmental, health, safety and sustainability	Performance on track

EXTEND THE LIFE OF OUR CUBAN ENERGY BUSINESS 2	Allocate capital to new drilling on Block 10, with future drilling to be contingent on results from 2016 activity	Capital allocation has been reduced in Q1, as drilling is expected to take place in the second half. Results from the first well will dictate next steps

PRESERVE LIQUIDITY AND BUILD BALANCE SHEET STRENGTH 3	Protect Sherritt’s balance sheet and preserve cash	Cash position declined by approximately $66 million since year end, with $45 million being repayment of credit facilities

	Establish clarity on long-term funding of Ambatovy	Ceased funding Ambatovy cash calls due to the “40 for 12” issue

Run business units to be free cash flow neutral, and continue to optimize administrative costs

Highlights

OPERATIONS UPDATE

The Metals operations produced 8,684 tonnes of finished nickel (Sherritt’s share) in the first quarter of 2016, representing a 4% decrease from the prior year period and a 3% decrease from the fourth quarter of 2015. This decrease is primarily due to unplanned downtime for repairs and equipment replacement in the process plant at Ambatovy.

Despite lower production, Sherritt’s Metals operations achieved a net direct cash cost (NDCC) of US $3.90 in the first quarter of 2016, a 24% reduction on the prior year period. This decrease is due to lower input commodity costs and continued cost discipline. The 11% increase in Metals NDCC compared to the fourth quarter of 2015 is attributable to lower production and normal fertilizer sales seasonality.

AMBATOVY FUNDING

As reported in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015, Ambatovy cash calls due in January 2016 amounted to US$50.0 million, with funding of US$30.0 million provided by partners Sumitomo Corp. and Korea Resources Corp. (KORES). Total cash funding provided by Sumitomo and KORES has increased to US$51.0 million, pursuant to additional cash calls of US$35.0 million.  By agreement amongst the partners, Sherritt’s unfunded amounts remain payable with accrued interest at LIBOR +3%. These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be set off against other amounts owed to Sherritt. Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election.  Until the funding deficit is addressed, and subject to continued discussions with the Ambatovy partners, Sherritt will not exercise its Ambatovy voting rights.

Sherritt continues not to fund further cash calls at this time due to the structure of the Ambatovy partner loans, which, at current nickel prices, effectively reduce Sherritt’s 40% interest in Ambatovy to a 12% economic interest.  Sherritt continues to serve as operator, as constructive discussions are ongoing between partners and senior lenders regarding future funding of Ambatovy and modifications to the principal amortization on the existing senior loan.  The outcome of these discussions is not certain — for additional information see the Risk Factors section in the Annual Information Form.

Financial results

$ millions, except as otherwise noted, for the three months ended March 31	2016	2015	Change

FINANCIAL HIGHLIGHTS
Revenue	$58.4	$82.9	(30)%
Combined revenue(1)	191.3	278.3	(31)%
Adjusted EBITDA(1)	(9.1)	44.2	(121)%
Loss from operations, associate and joint venture	(97.7)	(50.1)	(95)%
Loss from continuing operations	(47.8)	(56.8)	16%
Net loss for the period	(47.8)	(56.8)	16%
Adjusted earnings from continuing operations	(126.9)	(71.0)	(79)%

Loss per common share (basic and diluted) ($ per share):
Net loss from continuing operations	$(0.16)	$(0.19)	16%
Net loss for the period	(0.16)	(0.19)	16%

CASH FLOW
Cash provided (used) by continuing operations	$(9.7)	$26.3	(137)%
Combined free cash flow(1)	(31.4)	11.2	(380)%
Combined adjusted operating cash flow(1)	(22.2)	56.1	(140)%
Combined adjusted operating cash flow per share ($ per share)(1)	(0.08)	0.19	(142)%

OPERATIONAL DATA

SPENDING ON CAPITAL AND INTANGIBLE ASSETS(2)	$14.4	$42.3	(66)%

PRODUCTION VOLUMES
Finished nickel (tonnes)
Moa Joint Venture (50% basis)	4,242	4,357	(3)%
Ambatovy Joint Venture (40% basis)	4,442	4,656	(5)%
Finished cobalt (tonnes)
Moa Joint Venture (50% basis)	499	426	17%
Ambatovy Joint Venture (40% basis)	365	344	6%
Oil (boepd, net working-interest production)(3)	10,504	10,938	(4)%
Electricity (gigawatt hours) (33 1/3% basis)	217	210	3%

AVERAGE-REALIZED PRICES(1)
Nickel ($ per pound)	$5.16	$7.93	(35)%
Cobalt ($ per pound)	14.52	15.41	(6)%
Oil ($ per net boe)(3)	22.27	41.79	(47)%
Electricity ($ per megawatt hour)	58.27	52.63	11%

UNIT OPERATING COSTS(1)
Nickel (US$ per pound)
Moa Joint Venture	$3.34	$4.36	(23)%
Ambatovy Joint Venture	4.41	5.74	(23)%
Oil ($ per gross boe)(3)	10.35	10.16	2%
Electricity ($ per megawatt hour)	16.86	15.64	8%

(1)         For additional information see the Non-GAAP measures section.

(2)         Spending on capital and intangible assets includes accruals and does not include spending on service concession arrangements.

(3)         Net working-interest (NWI); gross working-interest (GWI); barrels of oil equivalent per day (boepd); barrels of oil equivalent (boe).

ADJUSTED EBITDA

REVENUE

$ millions, for the three months ended March 31	2016	2015	Change

Revenue by operations
Metals	$153.0	$223.7	(32)%
Oil and Gas	22.4	42.3	(47)%
Power	15.6	11.8	32%
Corporate and Other	0.3	0.5	(40)%
Combined revenue(1)	$191.3	$278.3	(31)%
Adjust joint venture and associate	(132.9)	(195.4)
Financial statement revenue	$58.4	$82.9	(30)%

(1)         For additional information see the Non-GAAP measures section.

Combined revenue for the three months ended March 31, 2016 was lower compared to the same period in the prior year primarily due to lower nickel and oil prices partly offset by a weaker Canadian dollar relative to the U.S. dollar.

Revenue at Metals was also affected by unplanned downtime for repairs and equipment replacement at Ambatovy. Revenue at Oil and Gas was also impacted by lower gross working-interest oil production in Cuba due to natural reservoir declines and the absence of new drilling in the first quarter of 2016.

Increased revenue at Power relates primarily to revenue for the construction of the Puerto Escondido/Yumuri pipeline which is accounted for as a service concession arrangement.  Construction activity revenue is offset equally by construction activity expenses recorded in cost of goods sold.

COST OF SALES

$ millions, for the three months ended March 31	2016	2015	Change

Cost of sales by operations
Metals	$206.6	$253.4	(18)%
Oil and Gas	28.7	41.3	(31)%
Power	14.6	11.4	28%
Corporate and other	2.4	1.1	118%
Combined cost of sales(1)	$252.3	$307.2	(18)%
Adjust joint venture and associate	(187.7)	(224.5)
Financial statement cost of sales	$64.6	$82.7	(22)%

(1)         For additional information see the Non-GAAP measures section.

Combined cost of sales for the three months ended March 31, 2016 was lower compared to the same period in the prior year primarily due to decreased production at Ambatovy, Moa Joint Venture and Oil and Gas, continued cost discipline, lower input commodity prices partly offset by a weaker Canadian dollar relative to the U.S. dollar.

In addition, depletion, depreciation and amortization expense was lower at Ambatovy and Oil and Gas as a result of lower carrying values due to the impairments recognized in 2015.  Increased cost of sales at Power primarily relate to construction activity expenses related to the construction of the Puerto Escondido/Yumuri pipeline equally offset by construction revenue.

ADMINISTRATIVE EXPENSES

$ millions, for the three months ended March 31	2016	2015	Change

Administrative expenses by operations
Metals	$7.3	$6.8	7%
Oil and Gas	2.4	1.9	26%
Power	1.2	1.4	(14)%
Corporate and other	7.7	7.6	1%
Combined administrative expenses(1)	$18.6	$17.7	5%
Adjust joint venture and associate	(5.9)	(5.7)
Financial statement administrative expenses	$12.7	$12.0	6%

(1)         For additional information see the Non-GAAP measures section.

Combined administrative expenses for the three months ended March 31, 2016 was higher compared to the same period in the prior year primarily due to higher stock based compensation expense and severance costs incurred in the quarter.

NET FINANCE (INCOME) EXPENSE

$ millions, for the three months ended March 31	2016	2015	Change

Financial statement net finance (income) expense	$(50.6)	$36.1	(240)%
Moa Joint Venture net finance expense(1)	3.3	5.5	(40)%
Ambatovy Joint Venture net finance expense(1)	15.8	5.2	204%
Combined net finance (income) expense(2)	$(31.5)	$46.8	(167)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Net of intercompany interest.

For the three months ended March 31, 2016 combined net finance income was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar since December 31, 2015.

INCOME TAXES

$ millions, for the three months ended March 31	2016	2015	Change

Income tax (recovery) expense by segment
Metals	$(1.0)	$(7.2)	86%
Oil and Gas	0.9	(29.1)	103%
Power	(0.2)	(0.3)	33%
Corporate and other	—	—	—
Combined income taxes(1)	$(0.3)	$(36.6)	99%
Adjust joint venture and associate	1.0	7.2
Financial statement income taxes	$0.7	$(29.4)	102%

(1)         For additional information see the Non-GAAP measures section.

Combined income taxes for the three months ended March 31, 2016 was higher than the prior year period primarily due to an income tax recovery recognized in the prior year period related to the reduction in tax rates in Cuba which impacted Oil and Gas and Moa Joint Venture.

CHANGE IN NET LOSS

For the three months ended March 31, 2016, net loss from continuing operations was $47.8 million, or $0.16 per share, compared to a loss of $56.8 million, or $0.19 per share in the same period in the prior year.

The change in net loss from continuing operations between 2016 and 2015 is detailed below:

$ millions, for the three months ended March 31	2016

Lower U.S. dollar denominated nickel and cobalt prices	$(69.6)
Lower oil and gas prices	(15.0)
Higher fertilizer prices	0.5
Change in total metals and fertilizer sales volumes	2.9
Lower Cuba oil and gas gross working-interest volumes	(5.2)
Lower Spain oil and gas volumes	(1.2)
Higher electricity volumes	0.4
Lower mining, processing and refining, third-party feed and fertilizer unit costs	30.0
Lower Oil and Gas cost of sales	4.1
Lower depletion, depreciation and amortization	25.4
Higher administrative expenses	(0.9)
Foreign exchange impact on operations	(5.7)
Lower combined net finance expense	78.3
Higher combined tax	(36.3)
Other	1.3
Change in net loss, compared to 2015	$9.0

COMBINED ADJUSTED OPERATING AND FREE CASH FLOW

The Corporation’s combined adjusted operating cash flow(1) and free cash flow(1) are summarized in the following table as derived from Sherritt’s consolidated statements of cash flow.

$ millions, for the three months ended March 31	2016	2015	Change

Combined adjusted operating cash flow	$(22.2)	$56.1	(140)%
Combined free cash flow	(31.4)	11.2	(380)%

(1)         For additional information see the Non-GAAP measures section.

During the three months ended March 31, 2016, combined adjusted operating cash flow, which excludes change in working capital, and combined free cash flow were lower compared to the same period in the prior year primarily as a result of lower earnings and an absence of interest and dividends received from Energas and Moa Joint Venture, respectively, offset by lower combined property, plant and equipment expenditures.

CONSOLIDATED FINANCIAL POSITION

The following table summarizes the significant items as derived from the audited consolidated statements of financial position:

	2016	2015
$ millions, except as noted, as at	March 31	December 31	Change

Financial Condition
Cash, cash equivalents and short-term investments	$369.9	$435.4	(15)%
Net working capital balance	556.9	608.3	(8)%
Current ratio	3.85:1	3.87:1	—
Total assets	3,810.6	4,090.0	(7)%
Total loans and borrowings	2,128.1	2,263.1	(6)%
Shareholders’ equity	1,340.3	1,557.1	(14)%

At March 31, 2016, total available liquidity was $373.7 million, including undrawn credit facilities. Total debt at March 31, 2016, was $2.1 billion, including $1.3 billion related to non-recourse Ambatovy Partner Loans.

Outlook

2016 PRODUCTION AND CAPITAL SPENDING GUIDANCE

In 2016, Sherritt has made certain modifications to how guidance is presented. For example, capital spending estimates are presented in US dollars. In the quarterly reporting, actual capital spending is presented in Canadian dollars consistent with Sherritt’s reporting currency, but estimates and forward looking information continue to be provided in U.S. dollars.  This change in presentation is intended to align with Sherritt’s capital budgeting practices, and to mitigate the change to capital spending that arises from translation to the Canadian dollar reporting currency.  In Sherritt’s full year and Q4 2015 reporting, when guidance was first presented, the forecast exchange rate was Cdn$1.36 per U.S. dollar. Capital projects in the Metals business are generally U.S. dollar expenditures, while in Oil & Gas, the expenditures are roughly 50% Canadian dollar denominated and 50% U.S. dollar denominated.

	Guidance at	Actual
	2015	2016	Revised Projected
Production volumes and spending on capital	December 31	March 31	2016

Production volumes
Nickel, finished (tonnes, 100% basis)
Moa Joint Venture	33,500-34,500	8,484	No change
Ambatovy Joint Venture	48,000-50,000	11,105	No change
Total	81,500-84,500	19,589	No change
Cobalt, finished (tonnes, 100% basis)
Moa Joint Venture	3,300-3,800	998	No change
Ambatovy Joint Venture	3,300-3,800	913	No change
Total	6,600-7,600	1,911	No change
Oil — Cuba (gross working-interest, bopd)	14,500	16,449	No change
Oil and Gas — All operations (net working-interest, boepd)	8,900	10,504	No change
Electricity (GWh, 100% basis)	860	217	No change

Spending on capital (US$ millions)
Metals — Moa Joint Venture (50% basis), Fort Site (100% basis)	US$38	US$6	No change
Metals — Ambatovy Joint Venture (40% basis)	US$25	US$1	No change
Oil and Gas	US$43	US$3	US$34
Power (33 1/3% basis) Pipeline Construction on Service Concession Agreements	US$4	US$2	No change
Power (33 1/3% basis)	US$1	—	No change
Spending on capital (excluding Corporate)	US$111	US$12	US$102

Significant factors influencing operations

As a commodity-based, geographically diverse company, Sherritt’s operating results are influenced by many factors, the most significant of which are: commodity prices and foreign exchange rates.

COMMODITY PRICES

Operating results for the three months ended March 31, 2016, were significantly impacted by market-driven commodity prices for nickel, cobalt and oil and gas.  A significant portion of electricity prices are established at the beginning of a negotiated supply contract period and are, therefore, less susceptible to commodity price fluctuations during the term of the agreement.

Although nickel prices continued their decline to lows not experienced in the past decade, Sherritt customer demand has been firm with demand from China climbing. Nickel sales into China increased over the prior year period at both the Moa JV and the Ambatovy JV, which is consistent with an overall increase reported in Chinese nickel imports. Importantly, the largest increase has been in non-LME deliverable metal, which indicates demand from end users rather than metal traders who tend to prefer LME-deliverable material. The increase experienced by Sherritt in Chinese demand is linked to declining availability of NPI and stainless steel scrap. Recent Chinese NPI production estimates for 2016 have pointed to approximately 300,000 tonnes compared to levels of approximately 350,000 — 375,000 tonnes in 2015.

Cobalt demand and pricing have been rising slowly, as cobalt supply suffers when nickel and copper production are cut back, and we are beginning to see evidence of supply cuts in these commodities. Cobalt is a smaller market, with most production occurring as by-products of copper or nickel production. Demand growth has come from battery manufacturers shifting from small consumer batteries (laptops, cell phones, etc.) to larger storage applications such as automotive, power tools and industrial/household storage. Sherritt’s high grade cobalt remains well positioned to meet the demand for these applications as it is approved by the majority of major rechargeable battery manufacturers and recognized for its high purity.

FOREIGN EXCHANGE RATE

As Sherritt reports its results in Canadian dollars, the fluctuation in foreign exchange rates has the potential to cause significant volatility in those results.  Most commodity prices are quoted in U.S. dollars, and a significant portion of operating expenses are U.S. dollar denominated.  Therefore operating earnings are generally positively impacted by a weaker Canadian dollar as the uplift on revenue exceeds the negative impact on operating expenses.  However, in a period of operating losses, where U.S. denominated expenses exceeds U.S. denominated revenue, the foreign exchange impact is negative.  The Canadian dollar was weaker relative to the U.S dollar for the three months ended March 31, 2016 compared to the same period in the prior year.

In addition many of Sherritt’s trade accounts receivable, accounts payable, loans receivable and loans payable are denominated in U.S. dollars.  In the first quarter of 2016, the Canadian dollar strengthened relative to the U.S. dollar since December 31, 2015.  In 2016, the U.S. based financial liabilities exceeded the U.S. based financial assets which resulted in a positive translation gain of approximately $76 million for the three months ended March 31, 2016.

Review of operations

METALS

Financial Review

$ millions, except as otherwise noted, for the three months ended March 31				2016			2015
	Moa JV and	Ambatovy			Moa JV and	Ambatovy
	Fort Site	JV	Other	Total	Fort Site	JV	Other	Total	Change

FINANCIAL HIGHLIGHTS
Revenue	$76.7	$65.1	$11.2	$153.0	$104.5	$100.7	$18.5	$223.7	(32)%
(Loss) earnings from operations	(11.3)	(49.9)	0.3	(60.9)	7.0	(43.8)	0.3	(36.5)	(67)%
Adjusted EBITDA(1)	(0.2)	(12.8)	0.3	(12.7)	18.3	4.3	0.1	22.7	(156)%
Cash provided (used) by operations	(3.0)	(5.5)	4.2	(4.3)	30.2	12.6	(0.5)	42.3	(110)%
Free cash flow(1)	(10.6)	(5.5)	4.2	(11.9)	22.4	9.9	(0.5)	31.8	(137)%

PRODUCTION VOLUMES (tonnes)
Mixed Sulphides	4,321	4,571	—	8,892	4,876	5,522	—	10,398	(14)%
Finished Nickel	4,242	4,442	—	8,684	4,357	4,656	—	9,013	(4)%
Finished Cobalt	499	365	—	864	426	344	—	770	12%
Fertilizer	70,907	14,355	—	85,262	60,529	11,662	—	72,191	18%

NICKEL RECOVERY (%)	88%	87%			88%	85%

SALES VOLUMES (tonnes)
Finished Nickel	4,141	4,491	—	8,632	4,275	4,944	—	9,219	(6)%
Finished Cobalt	468	332	—	800	409	342	—	751	7%
Fertilizer	31,713	14,107	—	45,820	30,842	13,127	—	43,969	4%

AVERAGE REFERENCE PRICES (US$ per pound)
Nickel				$3.86				$6.50	(41)%
Cobalt(2)				10.70				13.73	(22)%

AVERAGE-REALIZED PRICES(1)
Nickel ($ per pound)	$5.17	$5.15	—	$5.16	$7.91	$7.95	—	$7.93	(35)%
Cobalt ($ per pound)	13.84	15.39	—	14.52	16.23	14.42	—	15.41	(6)%
Fertilizer ($ per tonne)	391	186	—	327	375	190	—	318	3%

UNIT OPERATING COSTS(1) (US$ per pound)
Nickel - net direct cash cost	$3.34	$4.41	—	3.90	$4.36	$5.74	—	5.10	(24)%

SPENDING ON CAPITAL
Sustaining	$3.8	$1.7	$—	$5.5	$5.7	$6.4	$—	$12.1	(55)%
Expansion	4.0	—	—	4.0	2.4	—	—	2.4	67%
	$7.8	$1.7	$—	$9.5	$8.1	$6.4	$—	$14.5	(34)%

(1)             For additional information see the Non-GAAP measures section.

(2)             Average low-grade cobalt published price per Metals Bulletin.

Moa Joint Venture and Fort Site

Revenue is composed of the following:

$ millions, for the three months ended March 31	2016	2015	Change

Nickel	$47.2	$74.5	(37)%
Cobalt	14.3	14.6	(2)%
Fertilizers	12.4	11.5	8%
Other(1)	2.8	3.9	(28)%
	$76.7	$104.5	(27)%

(1)         Beginning in the second quarter of 2015 sulphuric acid revenue was reclassified from fertilizers to other; the prior year period has been adjusted to reflect this change. The amount of sulphuric acid revenue included in other was $2.1 million for the three months ended March 31, 2016 and $2.6 million for the three months ended March 31, 2015.

The change in earnings from operations between 2016 and 2015 is detailed below:

$ millions, for the three months ended March 31	2016

Lower U.S. dollar denominated realized nickel prices	$(30.3)
Lower U.S. dollar denominated realized cobalt prices	(3.2)
Higher fertilizer prices	0.5
Higher cobalt net of lower nickel sales volumes	1.1
Higher fertilizer sales volumes	0.2
Lower mining, processing and refining, third-party feed and fertilizer unit costs	11.8
Weaker Canadian dollar relative to the U.S. dollar	0.1
Other	1.5
Change in earnings from operations, compared to 2015	$(18.3)

The average-realized prices of nickel and cobalt for the three months ended March 31, 2016 were lower than the same period in the prior year due to lower reference prices.  The impact of lower reference prices was partly offset by the impact of a weaker Canadian dollar relative to the U.S. dollar.

Production of contained mixed sulphides for three months ended March 31, 2016 was lower compared to the same period in the prior year primarily as a result of lower quality ore available for processing at Moa Nickel.  Ore grade was impacted in the quarter as access to planned mining faces was limited by above average rainfall. Finished nickel and cobalt production in the quarter was lower than the same period in the prior year but above planned levels as the impact of lower mixed sulphides production was partly offset by third party feed usage and a higher drawdown of mixed sulphides inventory.

Fertilizer’s contributions to operating earnings for the three months ended March 31, 2016 were higher compared to the same period in the prior year due to higher sales volumes as temperatures in Western Canada allowed early application of ground nutrients coupled with higher realized prices.

Cost of sales(1) is composed of the following:

$ millions, for the three months ended March 31	2016	2015	Change

Mining, processing and refining	$56.5	$63.4	(11)%
Third-party feed costs	2.9	3.7	(22)%
Fertilizers	7.8	8.0	(3)%
Selling costs	3.6	3.6	—
Other(2)	3.7	6.1	(39)%
	$74.5	$84.8	(12)%

(1)         Excludes depletion, depreciation and amortization

(2)         Beginning in the second quarter of 2015 sulphuric acid cost of sales was reclassified from fertilizers to other; the prior year period has been adjusted to reflect this change. The amount of sulphuric acid cost of sales included in other was $1.4 million for the three months ended March 31, 2016 and $3.2 million for the three months ended March 31, 2015.

Net direct cash cost(1) is composed of the following:

	2016	2015	Change

Mining, processing and refining costs	$4.45	$5.28	(16)%
Third-party feed costs	0.23	0.32	(28)%
Cobalt by-product credits	(1.15)	(1.25)	8%
Other(2)	(0.19)	0.01	(2,000)%
Net direct cash cost (US$ per pound of nickel)	$3.34	$4.36	(23)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Includes the Moa Joint Venture and Fort Site refinery fertilizer by-product profit or loss and marketing costs, discounts, and other by-product credits.

Net direct cash cost of nickel in the three months ended March 31, 2016 was lower compared to the same period in the prior year due largely to lower input commodity prices for fuel oil, sulphuric acid and sulphur, higher net fertilizer by-product credits and a weaker Canadian dollar relative to the U.S. dollar.

Sustaining capital spending was lower in the three months ended March 31, 2016 compared to the same period in the prior year reflecting lower planned spending. Expansion capital spending relates to the construction of the 2,000 tonnes per day acid plant at Moa.  Construction of the third acid plant was greater than 95% complete as of March 31, 2016 and some commissioning activities have commenced.  Project construction is on schedule to be completed by the end of the second quarter of 2016 with full operation expected in Q3 2016.

Ambatovy

Revenue is composed of the following:

$ millions, for the three months ended March 31	2016	2015	Change

Nickel	$51.1	$86.7	(41)%
Cobalt	11.3	10.9	4%
Fertilizers	2.6	2.5	4%
Other	0.1	0.6	(83)%
	$65.1	$100.7	(35)%

The change in earnings from operations between 2016 and 2015 is detailed below:

$ millions, for the three months ended March 31	2016

Lower US dollar denominated realized nickel prices	$(35.7)
Lower US dollar denominated realized cobalt prices	(0.4)
Lower metals sales volumes	1.4
Higher fertilizer sales volumes	0.2
Lower mining, processing and refining, selling and fertilizer unit costs	18.2
Lower depreciation expense	17.1
Weaker Canadian dollar relative to the U.S. dollar	(7.3)
Other	0.4
Change in earnings from operations, compared to 2015	$(6.1)

The average-realized price of nickel for the three months ended March 31, 2016 decreased compared to the same period in the prior year due to lower reference prices.  The impact of a lower reference price was partly offset by a weaker Canadian dollar relative to the U.S. dollar.

The average-realized price of cobalt for the three months ended March 31, 2016 increased compared to the same period in the prior year despite a decline in the cobalt reference price.  This increase was due to a weaker Canadian dollar relative to the U.S. dollar and the timing of mark to market adjustments on provisionally priced sales.

Production and sales volumes of nickel and cobalt were lower for the three months ended March 31, 2016 compared to the same periods in the prior year as a result of a number of reliability issues on equipment in the HPAL plant.  These issues are well understood, and the Corporation is addressing the challenge through both progressive replacement of problematic equipment and the implementation of a comprehensive asset management program.  Port operations at Ambatovy were interrupted for 21 days during the quarter while Sherritt confirmed Ambatovy’s status regarding the Government of Madagascar’s imposition of a new security-related protocol, the Advance Cargo Declaration, on all port users. This matter was resolved with no material financial impact and no impact to production.  Finished nickel production for three months ended March 31, 2016 represents 74% of design capacity.

Depletion, depreciation, and amortization expense for the three months ended March 31, 2016 was lower compared to the same period in the prior year primarily as a result of the lower carrying value due to the impairment recognized in the fourth quarter of 2015 partly offset by the impact of a weaker Canadian dollar relative to the U.S. dollar.

In the third quarter of 2016, a two week total plant shutdown is scheduled to complete inspections of pressure vessels in accordance with statutory engineering codes and to carry out major opportune maintenance in various areas of the plant.

Cost of sales(1) is composed of the following:

$ millions, for the three months ended March 31	2016	2015	Change

Mining, processing and refining	$68.3	$86.1	(21)%
Selling costs	3.8	4.0	(5)%
Other	1.2	1.4	(14)%
	$73.3	$91.5	(20)%

(1)         Excludes depletion, depreciation and amortization.

Net direct cash cost(1) is composed of the following:

	2016	2015	Change

Mining, processing and refining costs	$4.91	$6.38	(23)%
Cobalt by-product credits	(0.67)	(0.90)	(26)%
Other(2)	0.17	0.26	(35)%
Net direct cash cost (US$ per pound of nickel)	4.41	$5.74	(23)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Includes selling costs, discounts, and other by-product credits.

Net direct cash cost of nickel for the three months ended March 31, 2016 decreased compared to the same period in the prior year primarily due to efficiencies resulting from the continued ramp up, lower maintenance costs and lower overall input commodity prices partly offset by lower cobalt by-product credits in U.S. dollars.  Other costs are lower in the current year period primarily due to higher discounts in the comparative quarter as Ambatovy’s production was not then certified for delivery to the London Metal Exchange (LME).

Capital spending for Ambatovy is focused on sustaining capital for mining and production equipment and the tailings facility.

As reported in the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015, Ambatovy cash calls due in January 2016 amounted to US$50.0 million, with funding of US$30.0 million provided by partners Sumitomo Corp. and Korea Resources Corp. (KORES). Total cash funding provided by Sumitomo and KORES has increased to US$51.0 million, pursuant to additional cash calls of US$35.0 million.  By agreement amongst the partners, Sherritt’s unfunded amounts remain payable with accrued interest at LIBOR +3%. These amounts will be subtracted from future Ambatovy Joint Venture distributions, or may be set off against other amounts owed to Sherritt. Sherritt also has the option to pay the amounts in cash at any time, at Sherritt’s election.  Until the funding deficit is addressed, and subject to continued discussions with the Ambatovy partners, Sherritt will not exercise its Ambatovy voting rights.

Sherritt continues not to fund further cash calls at this time due to the structure of the Ambatovy partner loans, which, at current nickel prices, effectively reduce Sherritt’s 40% interest in Ambatovy to a 12% economic interest as set-out in the following chart(1).  Sherritt continues to serve as operator, as constructive discussions are ongoing between partners and senior lenders regarding future funding of Ambatovy and modifications to the principal amortization on the existing senior loan.  The outcome of these discussions is not certain — for additional information see the Risk Factors titled — “Ambatovy Liquidity and Funding Risks” and “Restrictions in Debt Instruments, Debt Covenants and Mandatory Repayments” in the Annual Information Form.

(1)         70% of Sherritt’s distributable cash flow from Ambatovy (after opex, capex and project debt service) goes to Partner Loan repayment, leaving Sherritt with 30%; 30% of Sherritt’s 40% ownership = 12%.

OIL AND GAS

Financial review

$ millions, except as otherwise noted, for the three months ended March 31	2016	2015	Change

FINANCIAL HIGHLIGHTS
Revenue	$22.4	$42.3	(47)%
Loss from operations	(8.7)	(0.9)	(867)%
Adjusted EBITDA(1)	4.0	21.5	(81)%
Cash provided by operations	2.6	6.6	(61)%
Free cash flow(1)	(2.4)	(14.0)	83%

PRODUCTION AND SALES(2)
Gross working-interest (GWI) - Cuba	16,449	19,719	(17)%
Total net working-interest (NWI)	10,504	10,938	(4)%

AVERAGE REFERENCE PRICES (US$ per barrel)
Gulf Coast Fuel Oil No. 6	$21.13	$44.32	(52)%
Brent	33.64	53.88	(38)%

AVERAGE-REALIZED PRICES(1) (per NWI)
Cuba ($ per barrel)	$21.80	$41.44	(47)%
Spain ($ per barrel)	45.84	65.33	(30)%
Pakistan ($ per boe)(2)	10.77	10.59	2%
Weighted-average	22.27	41.79	(47)%

UNIT OPERATING COSTS(1)(2) (per GWI)
Cuba	$9.53	$8.26	15%
Spain	50.30	79.52	(37)%
Pakistan	9.33	8.17	14%
Weighted-average ($ per boepd)	10.35	10.16	2%

SPENDING ON CAPITAL
Development, facilities and other	$4.1	$27.0	(85)%
Exploration	0.6	—	—
	$4.7	$27.0	(83)%

(1)         For additional information see the Non-GAAP measures section.

(2)         Oil production is stated in barrels of oil per day (bopd). Natural gas production is stated in barrels of oil equivalent per day (boepd), which is converted at 6,000 cubic feet per barrel. Collectively, oil and natural gas production are stated in barrels of oil equivalent per day (boepd).

Oil and Gas revenue is composed of the following:

$ millions, for the three months ended March 31	2016	2015	Change

Cuba	$19.6	$37.6	(48)%
Spain	1.4	3.2	(56)%
Pakistan	0.3	0.3	—
Processing	1.1	1.2	(8)%
	$22.4	$42.3	(47)%

The change in earnings from operations between 2016 and 2015 is detailed below:

$ millions, for the three months ended March 31	2016

Lower realized oil and gas prices, denominated in U.S. dollars	$(15.0)
Lower Cuba gross working-interest volumes	(5.2)
Lower Spain volumes	(1.2)
Lower depletion, depreciation and amortization	8.8
Weaker Canadian dollar relative to the U.S. dollar	1.1
Lower operating costs	4.1
Other	(0.4)
Change in earnings from operations, compared to 2015	$(7.8)

Reference and realized prices continued to decline in the first quarter of 2016 and were significantly lower in the three months ended March 31, 2016 compared to the same period in the prior year.  The decrease in average-realized price in the current year benefited from the impact of a weaker Canadian dollar relative to the U.S. dollar.

Production and sales volumes were as follows:

Daily production volumes, for the three months ended March 31(1)	2016	2015	Change

Gross working-interest oil production in Cuba	16,449	19,719	(17)%
Net working-interest oil production
Cuba (heavy oil)
Cost recovery	4,443	2,229	99%
Profit oil	5,447	7,872	(31)%
Total	9,890	10,101	(2)%
Spain (light oil)	334	542	(38)%
Pakistan (natural gas)	280	295	(5)%
	10,504	10,938	(4)%

(1)         Refer to Oil and Gas production and sales volume on page 33 for further detail.

Gross working-interest oil production in Cuba decreased for the three months ended March 31, 2016 compared to the same period in the prior year primarily due to natural reservoir declines and the absence of new drilling in the first quarter of 2016.

Cost-recovery oil production in Cuba for the three months ended March 31, 2016 increased compared to the same period in the prior year as a result of lower oil prices.  The allocation of cost recovery barrels in any particular period is limited to a fixed percentage of GWI volumes within each cost pool.  Expenditures that exceed this limit are carried forward and are eligible for a future allocation of cost recovery barrels.

Profit oil production, which represents Sherritt’s share of production after cost recovery volumes are deducted from GWI volumes, were lower in the three months ended March 31, 2016 as a result of higher cost recovery oil volumes during the current-year period and a reduction in GWI volumes.

In Spain, oil production was lower in the three months ended March 31, 2016 compared to the same period in the prior year as a result of production stabilizing in the Rodaballo field since the major workover was completed in this field in the first quarter of 2015.

Unit operating cost in Cuba increased in the three months ended March 31, 2016 compared to the same period in the prior year primarily due to lower production and a weaker Canadian dollar relative to the U.S. dollar.

Unit operating cost in Spain decreased in the three months ended March 31, 2016 compared to the same period in the prior year primarily due to lower production and as a result of limited workover costs in the first quarter of 2016 compared to $2.8 million in major workover costs incurred in the comparative period, which accounted for an increase in workover costs of $56.43 per barrel in the first quarter of 2015.

Spending on capital was significantly lower in the three months ended March 31, 2016 compared to the same period in the prior year due to the absence of any development drilling activities.  Drilling activity in 2016 will be focused on the preparation and drilling of Block 10, as previously disclosed.  The Corporation is expected to commence drilling in the second half of the year, and with this timing, only one well will be drilled in 2016, compared to the two originally planned.

POWER

Financial review

$ millions (33 1/3% basis), except as otherwise noted, for the three months ended March 31	2016	2015	Change

FINANCIAL HIGHLIGHTS
Revenue	$15.6	$11.8	32%
Loss from operations	(0.2)	(1.0)	80%
Adjusted EBITDA(1)	8.7	7.3	19%
Cash provided by operations	0.9	24.1	(96)%
Free cash flow(1)	0.8	23.7	(97)%

PRODUCTION AND SALES
Electricity (GWh(2))	217	210	3%

AVERAGE-REALIZED PRICES(1)
Electricity (per MWh(2))	$58.27	$52.63	11%

UNIT OPERATING COSTS(1) (per MWh)
Base	$14.86	$15.55	(4)%
Non-base(3)	2.00	0.09	2,122%
	16.86	15.64	8%

SPENDING ON CAPITAL AND SERVICE CONCESSION ARRANGEMENTS
Sustaining	$0.1	$0.4	(75)%
Spending on Capital	$0.1	$0.4	(75)%

Service concession arrangements	1.9	—	—
	$2.0	$0.4	400%

(1)         For additional information see the Non-GAAP measures section.

(2)         Gigawatt hours (GWh), Megawatt hours (MWh).

(3)         Costs incurred at the Boca de Jaruco and Puerto Escondido facilities that otherwise would have been capitalized if these facilities were not accounted for as service concession arrangements.

Power revenue is composed of the following:

$ millions (33 1/3% basis), for the three months ended March 31	2016	2015	Change

Electricity sales	$12.7	$11.1	14%
By-products and other	1.0	0.7	43%
Construction activity(1)	1.9	—	—
	$15.6	$11.8	32%

(1)         Value of construction, enhancement or upgrading activity of the Boca de Jaruco and Puerto Escondido facilities. The contractual arrangements related to the activities of these facilities are treated as service concession arrangements for accounting purposes. Construction activity revenue is offset equally by construction activity expenses recorded in cost of goods sold.

The change in earnings from operations between 2016 and 2015 is detailed below:

$ millions (33 1/3% basis), for the three months ended March 31	2016

Higher electricity volumes	$0.4
Lower realized by-product prices	(0.2)
Higher realized by-product volume	0.1
Higher depletion, depreciation and amortization	(0.5)
Weaker Canadian dollar relative to the U.S. dollar	0.4
Other	0.6
Change in earnings from operations, compared to 2015	$0.8

Production and electricity sales were relatively unchanged for the three months ended March 31, 2016 compared to the same period in the prior year.  Construction revenue relates to the construction of the Puerto Escondido/Yumuri pipeline which is accounted for as a service concession arrangement.

The average-realized price of electricity was higher for the three months ended March 31, 2016 compared to the same period in the prior year primarily due to a weaker Canadian dollar relative to the U.S. dollar.

Unit operating cost increased for the three months ended March 31, 2016 compared to the same period in the prior year primarily due to timing of planned maintenance activities at Boca and Puerto Escondido.

The Puerto Escondido/Yumuri pipeline is expected to be operational in the fourth quarter of 2016.

Liquidity and capital resources

Total available liquidity at March 31, 2016 was $373.7 million which includes cash, cash equivalents and short term investments of $369.9 million and available credit facilities of $3.8 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table provides a summary of consolidated significant liquidity and capital commitments based on existing commitments and debt obligations (including accrued interest):

			Falling	Falling	Falling	Falling	Falling
		Falling	due	due	due	due	due in
		due within	between	between	between	between	more than
Canadian $ millions, as at March 31, 2016	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

Trade accounts payable and accrued liabilities	$98.8	$98.8	$—	$—	$—	$—	$—
Income taxes payable	1.4	1.4	—	—	—	—	—
Senior unsecured debentures	1,032.1	58.4	58.4	308.4	38.4	279.1	289.4
Ambatovy Joint Venture Additional Partner loans (non-recourse)(1)	4,629.0	—	—	—	—	—	4,629.0
Ambatovy Joint Venture Partner loans(1)	157.7	—	—	—	—	—	157.7
Other loans and borrowings	47.3	47.3	—	—	—	—	—
Provisions	161.9	16.2	0.5	11.8	—	—	133.4
Operating leases	19.2	1.0	2.9	2.9	3.0	3.0	6.4
Capital commitments	15.3	7.8	7.5	—	—	—	—
Total	$6,162.7	$230.9	$69.3	$323.1	$41.4	$282.1	$5,215.9

(1)         The interest and principal on the loans from the Ambatovy Joint Venture partners will be repaid from the Corporation’s share of distributions from the Ambatovy Joint Venture. Amounts are based on management’s best estimate of future cash flows including estimating assumptions such as commodity prices, production levels, cash costs of production, capital and reclamation costs.  The Ambatovy Joint Venture additional partner loans are non-recourse to Sherritt unless there is a direct breach of certain restrictions stipulated in the loan documents. The maturity analysis table includes an estimate of interest repayments.

OTHER COMMITMENTS

The following commitments are not reflected in the table above:

Moa Joint Venture

As a result of the Corporation’s 50% interest in the Moa Joint Venture, its proportionate share of significant commitments of the joint venture includes the following:

•                  Environmental rehabilitation commitments of $81.6 million, with no significant payments due in the next four years;

•                  Advances and loans payable of $227.0 million; and

•                  Other commitments of $0.9 million.

Ambatovy Joint Venture

As a result of the Corporation’s 40% interest in the Ambatovy Joint Venture, its proportionate share of significant commitments of the Joint Venture includes the following:

•                  Environmental rehabilitation commitments of $213.0 million, with no significant payments due in the next four years;

•                  Other contractual commitments of $27.6 million; and

•                  Ambatovy revolving credit facility of $20.6 million.  The facility bears interest rates between 9.00% and 11.85% and matures on April 29, 2016.

•                  Ambatovy Joint Venture senior debt financing of US$640.4 million ($831.7 million) which is non-recourse to the Joint Venture partners as a result of achieving financial completion in September 2015.  Interest is payable based on LIBOR plus 2.5%.  On an undiscounted basis, principal and interest repayments are $1.0 billion.

INVESTMENT LIQUIDITY

At March 31, 2016, cash and cash equivalents and investments were located in the following countries:

		Cash equivalents
		and
		short-term
$ millions, as at March 31, 2016	Cash	investments	Total

Canada	$69.6	$284.0	$353.6
Cuba	9.0	—	9.0
Other	7.3	—	7.3
	$85.9	$284.0	$369.9

Cash and short-term investments

The Corporation’s cash balances are deposited with major financial institutions rated A- or higher by Standard & Poor’s, except for institutions located in Madagascar and Cuba that are not rated.

At March 31, 2016 cash equivalents includes $190.8 million in Government of Canada treasury bills and term deposits with major financial institutions, both having original maturity dates of less than three months and short-term investments includes $93.1 million in Government of Canada treasury bills having original maturity dates of greater than three months and less than one year.

The table above does not include cash and cash equivalents of $27.2 million (100% basis) held by the Moa Joint Venture, or $51.3 million (100% basis) held by the Ambatovy Joint Venture.  The Corporation’s share is included as part of the investment in a joint venture and associate balances in the consolidated statement of financial position.

Loans and Borrowings

Loans and borrowings are composed primarily of:

•                  $750.0 million in unsecured debentures and notes having interest rates between 7.50% and 8.00% and maturities in 2018, 2020 and 2022;

•                  $1.3 billion in two loans provided by the Ambatovy Joint Venture partners to finance Sherritt’s portion of funding requirements of the Joint Venture bearing interest of six-month LIBOR plus a margin of 7.0% and 1.125%, respectively;

•                  $45.0 million in the syndicated revolving-term credit facility bearing interest at prime plus 2.50% per annum or bankers’ acceptances plus 3.50%; and

The following is a summary of significant changes in the Corporation’s credit facilities during 2016.

Syndicated revolving-term credit facility

During the three months ended March 31, 2016, the terms of the syndicated revolving-term credit facility were amended to update the financial covenants. The amendments, effective March 31, 2016, were executed subsequent to period end. The maximum credit available remains at $115.0 million with the total available draw based on eligible receivables and inventory. The interest rates increased from prime plus 2.25% or bankers’ acceptance plus 3.25% to prime plus 2.50% or bankers’ acceptance plus 3.50%. The facility is subject to the following financial covenants as at March 31, 2016: net financial debt-to-EBITDA covenant of 3.75:1, net financial debt-to-equity covenant of 0.55:1 and EBITDA-to-interest expense covenant of not less than 1.75:1. The net financial debt-to-EBITDA covenant increases to 4:1 as at June 30, 2016 and increases to 4.25:1 as at September 30, 2016. If, after March 31, 2016, net financial debt-to-EBITDA is greater than 3.75:1, unrestricted cash must be greater than 50% of the lower of the borrowing base amount and facility amount.

As a result of these amendments, the Corporation was in compliance with these amended financial covenants at March 31, 2016.

Line of credit

On February 23, 2016, the Corporation terminated and repaid the $35.0 million outstanding balance.

AVAILABLE CREDIT FACILITIES

The following table outlines the maximum amounts undrawn and available to the Corporation for credit facilities that had amounts undrawn at March 31, 2016 and December 31, 2015.  A detailed description of these facilities is provided in the Loans, borrowings and other liabilities note in the Corporation’s audited consolidated statements for the year ended December 31, 2015.

	2016			2015
$ millions, as at	March 31			December 31
	Maximum	Undrawn	Available(1)	Maximum	Undrawn	Available(1)

Short-term
Syndicated revolving-term credit facility(2)	$115.0	$23.8	$3.8	$115.0	$12.6	$2.6
Line of credit(3)	—	—	—	35.0	—	—
Total	$115.0	$23.8	$3.8	$150.0	$12.6	$2.6

(1)         The Corporation’s credit facilities are available to the extent amounts are undrawn and financial covenants or restrictions have not been exceeded.

(2)         Established for general corporate purposes. Total available draw is based on eligible receivables and inventory. At March 31, 2016, the Corporation had $46.2 million of letters of credit outstanding and drew down $45.0 million on this facility. Letters of credit at March 31, 2016 are primarily in place to support Oil and Gas reclamation obligations in Spain and exploration activities in Cuba.

(3)         On February 23, 2016, the Corporation terminated and repaid the $35.0 million outstanding balance on its line of credit.

Covenants

There are no events of default on the Corporation’s borrowings or debentures.

SOURCES AND USES OF CASH

The Corporation’s cash flows from operating, investing and financing activities are summarized in the following table as derived from Sherritt’s consolidated statements of cash flow(1).

$ millions, for the three months ended March 31	2016	2015	Change

Cash provided (used) by operating activities
Oil and Gas operating cash flow	$2.6	$6.6	(61)%
Power operating cash flow (excluding interest received on Energas CSA loan)	0.9	1.1	(18)%
Fort Site operating cash flow	0.3	13.5	(98)%
Dividends received from Moa Joint Venture	—	12.5	(100)%
Interest received on Moa Joint Venture loans	0.7	2.9	(76)%
Interest received on Energas CSA loan	—	23.0	(100)%
Interest paid on debentures	(10.3)	(9.4)	(10)%
Corporate and other operating cash flow	(3.9)	(23.9)	84%
Cash provided by continuing operations	(9.7)	26.3	(137)%
Cash used by discontinued operations	(2.9)	(3.5)	17%
	$(12.6)	$22.8	(155)%

Cash (used) provided by investing and financing activities
Property, plant, equipment and intangible expenditures	$(6.4)	$(23.8)	73%
Receipts of advances, loans receivable and other financial assets	0.4	3.5	(89)%
Repayment of loans, borrowings and other financial liabilities	(45.4)	(0.4)	(11250)%
Dividends paid on common shares	—	(3.0)	100%
Other	(1.5)	2.4	(163)%
	$(52.9)	$(21.3)	(148)%
	(65.5)	1.5	(4467)%
Cash, cash equivalents and short-term investments:
Beginning of the period	435.4	477.2	(9)%
End of the period	$369.9	$478.7	(23)%

(1)         Cash (used) provided by discontinued operations relate to changes in the estimated Obed provision retained by the Corporation following the sale of the Coal operations in 2014, as well as cash paid to settle this provision.

The following significant items affected the sources and uses of cash:

Cash from continuing operations was lower during the three months ended March 31, 2016 compared to prior year period:

•                  Interest received on the Energas CSA loan was nil for the three months ended March 31, 2016 compared to $23.0 million in the prior year period.  This reduction in interest was due to higher capital spending in 2015 and the comparative period included interest received relating to 2014.  Under the current repayment schedule the Corporation expects interest received under the CSA to be $34.0 million in 2016;

•                  movements in cash flow from operations at Fort Site related primarily to timing of collection of fertilizer sales;

•                  cash from continuing operating activities at Oil and Gas was lower for the three months ended March 31, 2016 as a result of lower earnings and the timing of settlement of receivables and payment of taxes ; and

•                  cash from continuing operating activities at Corporate was higher for the three months ended March 31, 2016 due to timing of working capital payments.

Included in investing and financing activities:

•                  repayment in loans and borrowings of $45.0 million in the three months ended March 31, 2016 relates to the repayment and termination of the $35.0 million line of credit and a $10.0 million repayment on the revolving - term credit facility.

COMMON SHARES

As at April 26, 2016, the Corporation had 293,880,001 common shares outstanding.  An additional 9,678,416 common shares are issuable upon exercise of outstanding stock options granted to employees and directors pursuant to the Corporation’s stock option plan.

As part of a comprehensive initiative to manage liquidity, the Board suspended the $0.01 per share quarterly dividend, effective September 2015.

Managing risk

Sherritt manages a number of risks in each of its businesses in order to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures to identify and manage significant operational and financial risks. A comprehensive list of the Corporation’s significant business risks and strategies designed to manage these risks can be found in the Corporation’s Annual Information Form.

Accounting Pronouncements

There have been no new accounting pronouncements issued in the first quarter of 2016 that are expected to impact the Corporation. For a summary of accounting pronouncements, see the accounting pronouncements note in the Corporation’s audited consolidated financial statements for the year ended December 31, 2015.

Summary of quarterly results

The following table presents a summary of the segment revenue and consolidated operating results for each of the eight quarters ended June 30, 2014 to March 31, 2016(1).

$ millions, except per share amounts,	2016	2015	2015	2015	2015	2014	2014	2014
for the three months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Revenue
Metals	$153.0	$183.8	$193.4	$204.2	$223.7	$216.5	$221.2	$216.0
Oil and Gas	22.4	30.5	38.5	51.3	42.3	49.6	68.1	74.7
Power	15.6	13.7	14.5	12.7	11.8	11.7	12.7	12.7
Corporate and Other	0.3	1.5	0.1	0.2	0.5	0.5	0.7	1.2
Combined Revenue(2)	$191.3	$229.5	$246.5	$268.4	$278.3	$278.3	$302.7	$304.6
Adjust joint venture and associate revenue	(132.9)	(153.0)	(169.6)	(168.8)	(195.4)	(176.7)	(199.8)	(174.4)
Financial statement revenue	$58.4	$76.5	$76.9	$99.6	$82.9	$101.6	$102.9	$130.2

Share of loss of an associate, net of tax	(65.9)	(1,703.2)	(68.6)	(62.6)	(42.3)	(65.0)	(49.4)	(50.9)
Share of (loss) earnings of a joint venture, net of tax	(12.9)	(9.1)	(6.4)	(0.3)	4.0	4.5	10.8	1.0

Net loss from continuing operations	(47.8)	(1,757.3)	(210.0)	(47.6)	(56.8)	(147.7)	(51.3)	(49.0)
(Loss) earnings from discontinued operations, net of tax	—	—	—	(5.0)	—	(12.7)	—	18.9
Net loss for the period	$(47.8)	$(1,757.3)	$(210.0)	$(52.6)	$(56.8)	$(160.4)	$(51.3)	$(30.1)

Net loss per share, basic and diluted ($ per share)
Net loss from continuing operations	$(0.16)	$(5.99)	$(0.72)	$(0.16)	$(0.19)	$(0.50)	$(0.17)	$(0.16)
Net loss for the period	(0.16)	(5.99)	(0.72)	(0.18)	(0.19)	(0.54)	(0.17)	(0.10)

(1)         On April 28, 2014, the Corporation completed the sale of its Coal operations. Results for Coal prior to the date of sale and any subsequent expenses relating to Coal have been reported in (loss) earnings from discontinued operations.

(2)         For additional information see the Non-GAAP measures section.

In general, net (loss) earnings for the Corporation are primarily affected by commodity prices, sales volumes and exchange rates. The average Canadian dollar cost to purchase one U.S. dollar for the above quarters has ranged from $1.09 to $1.37. In addition to the impact of commodity prices, sales volumes and exchange rates, net (loss) earnings were impacted by the following significant items (pre-tax):

•                  the first quarter of 2016 includes unrealized foreign exchange gains of $76.0 million due to the strengthening of the Canadian dollar relative to the U.S dollar since December 31, 2015;

•                  the fourth quarter of 2015 includes an impairment of $1.6 billion recognized on Ambatovy Joint Venture assets;

•                  the third quarter of 2015 includes an impairment of $80.6 million recognized on oil assets.  Net finance expense includes a loss on financial instruments of $13.7 million related to the expiry of the Ambatovy call option;

•                  the second quarter of 2015 includes a gain on sale of the Corporation’s head office building of $19.1 million and an additional tax recovery of $13.2 million related to tax rate reductions in Cuba;

•                  the first quarter of 2015 includes a tax recovery of $30.1 million related to tax rate reductions in Cuba;

•                  the fourth quarter of 2014 includes $33.8 million of fees related to the repurchase and redemption of debentures, $7.5 million related to restructuring costs and unrealized foreign exchange losses partly offset by a $3.3 million gain on sale of the Corporate assets and a $1.3 million gain on arbitration settlement;

•                  the third quarter of 2014 includes a $12.8 million gain on arbitration settlement; and

•                  the second quarter of 2014 includes a $13.0 million gain recognized on the sale of the Coal operations.

Off-balance sheet arrangements

The Corporation has no foreign exchange or commodity options, futures or forward contracts.

Transactions with related parties

The Corporation and subsidiaries provide goods, labour, advisory and other administrative services to jointly controlled entities and an associate at fair value. The Corporation and its subsidiaries also market, pursuant to sales agreements, a portion of the nickel, cobalt and certain by-products produced by certain jointly controlled entities and an associate in the Metals business.

	2016	2015
Canadian $ millions, as at	March 31	December 31

Accounts receivable from joint operations	$0.7	$0.7
Accounts receivable from joint venture	22.0	20.2
Accounts receivable from associate	41.6	33.8
Accounts payable to joint operations	0.1	0.2
Accounts payable to joint venture	17.5	5.2
Accounts payable to associate	1.4	0.5
Advances and loans receivable from associate	897.9	1,187.2
Advances and loans receivable from joint operations	185.5	182.0
Advances and loans receivable from joint venture	300.6	312.8

	For the three months ended
	2016	2015
Canadian $ millions	March 31	March 31

Total value of goods and services:
Provided to joint operations	$8.8	$5.5
Provided to joint venture	34.5	35.2
Provided to associate	0.7	0.6
Purchased from joint venture	35.5	28.6
Purchased from associate	9.6	17.0
Net financing income from joint operations	3.6	4.3
Net financing income from associate	10.6	15.3
Net financing income from joint venture	2.4	2.1

Transactions between related parties are generally based on standard commercial terms.  All amounts outstanding are unsecured and will be settled in cash.  No guarantees have been given or received on the outstanding amounts.  No expense has been recognized in the current or prior periods for bad debts in respect of amounts owed by related parties.

Advances and loans receivable from associate, joint operation and joint venture relate to the Corporation’s interest in the Ambatovy subordinated loans receivable, Energas conditional sales agreement, and Moa Joint Venture loans receivable, respectively.  For further detail, refer to note 14 of the Corporation’s December 31, 2015 audited consolidated financial statements.

Goods and services provided to joint venture primarily relates to services provided by Fort Site to Moa Joint Venture.  Goods and services purchased from associate relate to nickel purchased from the Ambatovy Joint Venture purchased under long term nickel off take agreements by a subsidiary of the Corporation established to buy, market and sell certain Ambatovy nickel production. Net financing income from associate relates to interest income recognized by the Corporation on the Ambatovy subordinated loans receivable.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by or under the supervision of the CEO and CFO, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

As at March 31, 2016, the Corporation’s CEO and CFO have certified that the disclosure controls and procedures are effective and that during the quarter ended March 31, 2016, the Corporation did not make any material changes in the internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Supplementary information

SENSITIVITY ANALYSIS

The following table shows the approximate impact on the Corporation’s net earnings and earnings per share from continuing operations for the three months ended March 31, 2016 from a change in selected key variables. The impact is measured changing one variable at a time and may not necessarily be indicative of sensitivities on future results.

			Approximate
			change in quarterly	Approximate
			net earnings	change in quarterly
			($ millions)	basic EPS
Factor	Increase		Increase/(decrease)	Increase/(decrease)

Prices
Nickel - LME price per pound(1)	US$	0.50	$12	$0.04
Cobalt - Metal Bulletin price per pound(1)	US$	0.50	1	—
Oil -U.S. Gulf Coast Fuel Oil No. 6 price per barrel	US$	5.00	4	0.02

Exchange rate
Strengthening of the Canadian dollar relative to the U.S. dollar	$0.05		51	0.18

Operating costs(1)
Natural gas - per gigajoule (Moa Joint Venture)	$1.00		(1)	—
Sulphur - per tonne (Moa Joint Venture and Ambatovy)	US$	25.00	(2)	(0.01)
Sulphuric acid - per tonne (Moa Joint Venture)	US$	25.00	(2)	(0.01)
Coal - per tonne (Ambatovy)	US$	20.00	(1)	—
Limestone - per tonne (Ambatovy)	US$	5.00	(1)	—

(1)         Variable changes are applied at the operating level with the approximate change in net earnings and basic EPS representing the Corporation’s 50% interest in the Moa Joint Venture and 40% interest in the Ambatovy Joint Venture.

OIL AND GAS PRODUCTION AND SALES VOLUME

The following table provides further detail about the Corporation’s oil and gas production and determination of sales volumes.

	For the three months ended
	2016	2015
Daily production volumes(1)	March 31	March 31	Change

Gross working-interest oil production in Cuba(2)(3)	16,449	19,719	(17)%
Net working-interest oil production(4)
Cuba (heavy oil)
Cost recovery	4,443	2,229	99%
Profit oil	5,447	7,872	(31)%
Total	9,890	10,101	(2)%
Spain (light oil)(4)	334	542	(38)%
Pakistan (natural gas)(4)	280	295	(5)%
	10,504	10,938	(4)%

(1)         Oil production is stated in barrels of oil per day (bopd). Natural gas production is stated in barrels of oil equivalent per day (boepd), which is converted at 6,000 cubic feet per barrel.  Collectively, oil and natural gas production are referred to as boepd.

(2)         In Cuba, Oil and Gas delivered all of its gross working-interest oil production to CUPET at the time of production.

(3)         Gross working-interest oil production is allocated between Oil and Gas and CUPET in accordance with production-sharing contracts. The Corporation’s share, referred to as net working-interest production, includes (i) cost recovery oil (based upon the recoverable capital and operating costs incurred by Oil and Gas under each production-sharing contract) and (ii) a percentage of profit oil (gross working-interest production remaining after cost recovery oil is allocated to Oil and Gas). Cost recovery pools for each production-sharing contract include cumulative recoverable costs, subject to certification by CUPET, less cumulative proceeds from cost recovery oil allocated to Oil and Gas. Cost recovery revenue equals capital and operating costs eligible for recovery under the production-sharing contracts.

(4)         Net working-interest production (equivalent to net sales volume) represents the Corporation’s share of gross working-interest production.

NON-GAAP MEASURES

Management uses combined results, Adjusted EBITDA, average-realized price, unit operating cost, adjusted earnings, adjusted operating cash flow per share and free cash flow to monitor the financial performance of the Corporation and its operating divisions and believes these measures enable investors and analysts to compare the Corporation’s financial performance with its competitors and evaluate the results of its underlying business.  These measures do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  As these measures do not have a standardized meaning, they may not be comparable to similar measures provided by other companies.

Combined results

The Corporation presents combined revenue, combined cost of sales, combined administrative expenses, combined net finance expense, and combined income taxes (together, combined results) as measures which help management assess the Corporation’s financial performance across its business units.  The combined results include the Corporation’s consolidated financial results, and the results of its 50% share of the Moa Joint Venture and its 40% share of the Ambatovy Joint Venture, both of which are accounted for using the equity method for accounting purposes. Management uses these measures to reflect the Corporation’s economic interest in its business units prior to the application of equity accounting. Refer to pages 6 to 7 for the reconciliations of the combined results.

Adjusted EBITDA

The Corporation defines Adjusted EBITDA as earnings (loss) from operations, associate and joint venture as reported in the financial statements for the period adjusted for depletion, depreciation and amortization; impairment charges for long lived assets, intangible assets, goodwill and investments; and gain or loss on disposal of property, plant and equipment of the Corporation, associate and joint venture.  The exclusion of impairment charges eliminates the non-cash impact.

The tables below reconcile Adjusted EBITDA to net earnings (loss) from operations, associate and joint venture:

$ millions, for the three ended March 31									2016
								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

(Loss) earnings from operations, associate and joint venture per financial statements	$(11.3)	$(49.9)	$0.3	$(60.9)	$(8.7)	$(0.2)	$(9.8)	$(18.1)	$(97.7)
Add (deduct):
Depletion, depreciation and amortization	2.1	—	—	2.1	12.7	8.9	0.7	—	24.4
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	9.0	37.1	—	46.1	—	—	—	—	46.1
Net finance expense	—	—	—	—	—	—	—	19.1	19.1
Income tax recovery	—	—	—	—	—	—	—	(1.0)	(1.0)
Adjusted EBITDA	$(0.2)	$(12.8)	$0.3	$(12.7)	$4.0	$8.7	$(9.1)	$—	$(9.1)

$ millions, for the three ended March 31									2015
								Adjustment
	Metals							for Joint
	Moa JV and	Ambatovy			Oil and		Corporate	Venture and
	Fort Site	JV	Other	Total	Gas	Power	and Other	Associate	Total

Earnings (loss) from operations, associate and joint venture per financial statements	$7.0	$(43.8)	$0.3	$(36.5)	$(0.9)	$(1.0)	$(8.2)	$(3.5)	$(50.1)
Add (deduct):
Depletion, depreciation and amortization	2.3	—	(0.1)	2.2	22.4	8.3	0.9	—	33.8
Adjustments for share of associate and joint venture:
Depletion, depreciation and amortization	9.0	48.1	(0.1)	57.0	—	—	—	—	57.0
Net finance expense	—	—	—	—	—	—	—	10.7	10.7
Income tax recovery	—	—	—	—	—	—	—	(7.2)	(7.2)
Adjusted EBITDA	$18.3	$4.3	$0.1	$22.7	$21.5	$7.3	$(7.3)	$—	$44.2

Average-realized price

Average-realized price is generally calculated by dividing revenue by sales volume for the given product in a given division. The average-realized price for nickel, cobalt, and fertilizer excludes the impact of by-product revenue and the metals marketing company.  The average-realized price for oil and gas is based on net working-interest oil plus natural gas production stated in barrels of oil equivalent.

The tables below reconcile average-realized price to revenue as per the financial statements:

$ millions, except average-realized price and sales volume, for the three ended March 31							2016
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power

Revenue per financial statements	$98.3	$25.6	$15.0	$14.1	$153.0	$22.4	$15.6
Adjustments to revenue:
By-product revenue	—	—	—			—	(1.0)
Processing revenue	—	—	—			(1.1)	—
Service concession arrangement revenue	—	—	—			—	(1.9)
Other	—	—	—			—	—
Revenue for purposes of average-realized price calculation	98.3	25.6	15.0			21.3	12.7

Sales volume for the period	19.0	1.8	45.8			1.0	217

	Millions of	Millions of	Thousands	Millions of
Volume units	pounds	pounds	of tonnes	barrels(1)	Gigawatts
Average-realized price(2)(3)	$5.16	$14.52	$327	$22.27	$58.27

$ millions, except average-realized price and sales volume, for the three months ended March 31							2015
	Metals
				Other
	Nickel	Cobalt	Fertilizer	revenue	Total	Oil and Gas	Power

Revenue per financial statements	$161.2	$25.5	$14.0	$23.0	$223.7	$42.3	$11.8
Adjustments to revenue:
By-product revenue	—	—	—			—	(0.7)
Processing revenue	—	—	—			(1.2)	—
Revenue for purposes of average-realized price calculation	161.2	25.5	14.0			41.1	11.1

Sales volume for the period	20.3	1.7	44.0			1.0	210

	Millions of	Millions of	Thousands	Millions of
Volume units	pounds	pounds	of tonnes	barrels(1)	Gigawatts
Average-realized price(2)(3)	$7.93	$15.41	$318	$41.79	$52.63

For purposes of average-realized price tables, above:

(1)         Net working-interest oil production. For additional discussion see Oil and Gas Production and Sales Volume section.

(2)         Average-realized price may not calculate based on amounts presented due to foreign exchange and rounding.

(3)         Power, average-realized price per MWh.

Unit operating cost

With the exception of Metals, which uses net direct cash cost, unit operating cost is generally calculated by dividing cost of sales as reported in the financial statements, less depreciation, depletion and amortization in cost of sales, the impact of impairment, gains and losses on property, plant, and equipment and exploration and evaluation assets and certain other non-production related costs by the number of units sold.

The Moa Joint Venture’s and Ambatovy Joint Venture’s net direct cash cost is calculated by dividing cost of sales, as reported in the financial statements, adjusted for the following: depreciation, depletion and amortization in cost of sales; cobalt by-product, fertilizer and other revenue; and other costs primarily related to the impact of opening and closing inventory values, by the number of finished nickel pounds sold in the period, and expressed in U.S. dollars.

Average unit operating costs for oil and gas is based on gross working-interest oil plus natural gas production stated in barrels of oil equivalent.

The tables below reconcile unit operating cost to cost of sales per the financial statements:

$ millions, except unit cost and sales volume, for the three months ended March 31						2016
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$85.6	$110.3	$10.7	$206.6	$28.7	$14.6
Less:
Depletion, depreciation and amortization in cost of sales	(11.1)	(37.0)	—	(48.1)	(12.7)	(8.9)
	74.5	73.3	10.7	158.5	16.0	5.7

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(29.5)	(11.8)			—	—
Impact of opening/closing inventory and other	(3.1)	(0.6)			—	—
Service concession arrangements - Cost of construction	—	—			—	(1.9)
Cost of sales for purposes of unit cost calculation	41.9	60.9			16.0	3.8

Sales volume for the period	9.1	9.9			1.6	217

Volume units	Millions of pounds	Millions of pounds	Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$4.59	6.15	$10.35	$16.86
Unit operating cost (U.S. dollars)	$3.34	4.41

$ millions, except unit cost and sales volume, for the three months ended March 31						2015
	Metals
	Moa JV and	Ambatovy			Oil and
	Fort Site	JV	Other	Total	Gas	Power

Cost of sales per financial statements	$96.1	$139.5	$17.8	$253.4	$41.3	$11.4
Less:
Depletion, depreciation and amortization in cost of sales	(11.3)	(48.0)	0.2	(59.1)	(22.3)	(8.3)
	84.8	91.5	18.0	194.3	19.0	3.1

Adjustments to cost of sales:
Cobalt by-product, fertilizer and other revenue	(30.0)	(15.3)			—	—
Impact of opening/closing inventory and other	(3.7)	1.0			—	—
Cost of sales for purposes of unit cost calculation	51.1	77.2			19.0	3.1

Sales volume for the period	9.4	10.9			1.9	210

Volume units	Millions of pounds	Millions of pounds	Millions of barrels(1)	Gigawatts
Unit operating cost(2)(3)	$5.42	7.08	$10.16	$15.64
Unit operating cost (U.S. dollars)	$4.36	5.74

For purposes of unit operating cost tables, above:

(1)         Gross working-interest oil production. For additional discussion, see Oil and Gas Production and Sales Volume section.

(2)         Unit operating costs may not calculate based on amounts presented due to rounding.

(3)         Power, unit operating cost per MWh.

Adjusted earnings from continuing operations

The Corporation defines adjusted earnings from continuing operations as earnings from continuing operations less items not reflective of operational performance.  These adjusting items include, but are not limited to, the Ambatovy call option fair value adjustment, impairment of assets, gains and losses on the acquisition or disposition of assets, gains and losses on unrealized foreign exchange, and other one-time adjustments.  While some adjustments are recurring (such as the Ambatovy call option fair value adjustment), management believes that they do not reflect the Corporation’s operational performance or future operational performance.  Management believes that these measures, which are used internally to monitor operational performance, provide investors the ability to better assess the Corporation’s operations.

The table below reconciles adjusted earnings net earnings (loss) per the financial statements:

$ millions, for the three months ended March 31	2016	2015

Net (loss) earnings from continuing operations	$(47.8)	$(56.8)

Adjusting items:
Sherritt - Unrealized foreign exchange (gain) loss - Continuing	(76.0)	17.6
Corporate - Call option fair value adjustment	—	2.8
Ambatovy - VAT adjustment	(3.8)	(4.5)
Severance	0.7	—
Total adjustments, before tax	$(79.1)	$15.9
Tax adjustments(1)	—	(30.1)
Adjusted net (loss) earnings from continuing operations	$(126.9)	$(71.0)

(1)         Prior year to date period includes tax recoveries of $30.1 million related to changes in tax rates in Cuba.  See Income taxes on page 7 for further details.

Combined adjusted operating cash flow per share

The Corporation defines combined adjusted operating cash flow per share as cash provided (used) by continuing operations adjusted for dividends received from joint venture and associate and before net changes in non-cash working capital divided by the weighted average number of outstanding shares during the period.

The tables below reconcile combined adjusted operating cash flow per share to the consolidated statement of cash flow:

$ millions, except per share amounts, for the three months ended March 31										2016
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$(3.0)	$(5.5)	$4.2	$(4.3)	$2.6	$0.9	$(17.8)	$(18.6)	$8.9	$(9.7)
Adjust: net change in non-cash working capital	1.2	(7.5)	(3.9)	(10.2)	(0.1)	5.6	1.1	(3.6)	7.8	4.2
Adjusted continuing operating cash flow	(1.8)	(13.0)	0.3	(14.5)	2.5	6.5	(16.7)	(22.2)	16.7	(5.5)
Combined adjusted operating cash flow per share(1)	$(0.01)	$(0.04)	$—	$(0.05)	$0.01	$0.02	$(0.06)	$(0.08)	$0.06	$(0.02)

(1)       The weighted average number of common shares for the year was 293.9 million shares.

$ millions, except per share amounts, for the three months ended March 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$30.2	$12.6	$(0.5)	$42.3	$6.6	$24.1	$(29.9)	$43.1	$(16.8)	$26.3
Adjust: net change in non-cash working capital	(18.3)	(8.0)	0.7	(25.6)	15.3	6.3	17.0	13.0	13.3	26.3
Adjusted continuing operating cash flow	11.9	4.6	0.2	16.7	21.9	30.4	(12.9)	56.1	(3.5)	52.6
Combined adjusted operating cash flow per share(1)	$0.04	$0.02	$—	$0.06	$0.07	$0.10	$(0.04)	$0.19	$(0.01)	$0.18

(1)       The weighted average number of common shares for the year was 293.4 million shares.

Combined free cash flow

The Corporation defines combined free cash flow as cash flow provided (used) by continuing operations adjusted for dividends received from joint venture and associate less cash spending on property plant and equipment, exploration and evaluation, and intangible expenditures.

The tables below reconciled free cash flow to the consolidated statement of cash flow.

$ millions, for the three months ended March 31										2016
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$(3.0)	$(5.5)	$4.2	$(4.3)	$2.6	$0.9	$(17.8)	$(18.6)	$8.9	$(9.7)
Less:
Property, plant and equipment expenditures	(7.6)	—	—	(7.6)	(4.4)	(0.1)	(0.1)	(12.2)	6.4	(5.8)
Intangible Expenditures	—	—	—	—	(0.6)	—	—	(0.6)	—	(0.6)
Free Cash Flow	$(10.6)	$(5.5)	$4.2	$(11.9)	$(2.4)	$0.8	$(17.9)	(31.4)	$15.3	$(16.1)

$ millions, for the three months ended March 31										2015
									Adjustment	Total
	Metals								for Joint	derived from
	Moa JV and	Ambatovy			Oil and		Corporate	Combined	Venture and	financial
	Fort Site	JV	Other	Total	Gas	Power	and Other	total	Associate	statements

Cash provided (used) by continuing operations	$30.2	$12.6	$(0.5)	$42.3	$6.6	$24.1	$(29.9)	$43.1	$(16.8)	$26.3
Less:
Property, plant and equipment expenditures	(7.8)	(2.7)	—	(10.5)	(20.6)	(0.4)	(0.4)	(31.9)	8.1	(23.8)
Free Cash Flow	$22.4	$9.9	$(0.5)	$31.8	$(14.0)	$23.7	$(30.3)	11.2	$(8.7)	$2.5

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements. Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document include, but are not limited to, statements set out in the “Outlook” sections of this MD&A and certain expectations about capital costs and expenditures; production volumes; capital project completion dates; future price of key commodities; sales volumes; revenue, costs, and earnings; sufficiency of working capital and capital project funding; completion of development and exploration wells; and amounts of certain joint venture commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events.  By their nature, forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

The Corporation cautions readers of this MD&A not to place undue reliance on any forward-looking statement as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to changes in the global price for nickel, cobalt, oil and gas or certain other commodities, share-price volatility, level of liquidity and access to capital resources, access to financing, risk of future non-compliance with debt restrictions and covenants; risks associated with the Corporation’s joint venture partners; discrepancies between actual and estimated production; variability in production at Sherritt’s operations in Madagascar and Cuba; risks associated with the completion of Moa Joint Venture Acid Plant; potential interruptions in transportation; uncertainty of gas supply for electrical generation; uncertainty of exploration results and Sherritt’s ability to replace depleted mineral and oil and gas reserves; the Corporation’s reliance on key personnel and skilled workers; the possibility of equipment and other failures; the potential for shortages of equipment and supplies; risks associated with mining, processing and refining activities; uncertainty of resources and reserve estimates; uncertainties in environmental rehabilitation provisions estimates; risks related to the Corporation’s corporate structure; political, economic and other risks of foreign operations; risks related to Sherritt’s operations in Madagascar and Cuba; risks related to the U.S. government policy toward Cuba, including the U.S. embargo on Cuba and the Helms-Burton legislation; risks related to the accuracy of capital and operating cost estimates; reliance on significant customers; foreign exchange and pricing risks; compliance with applicable environment, health and safety legislation and other associated matters; risks associated with governmental regulations regarding greenhouse gas emissions; maintaining the Corporation’s social license to grow and operate; risks relating to community relations; credit risks; shortage of equipment and supplies; competition in product markets; future market access; interest rate changes; risks in obtaining insurance; uncertainties in labour relations; uncertainty in the ability of the Corporation to enforce legal rights in foreign jurisdictions; uncertainty regarding the interpretation and/or application of the applicable laws in foreign jurisdictions; legal contingencies; risks related to the Corporation’s accounting policies; risks associated with future acquisitions; uncertainty in the ability of the Corporation to obtain government permits; failure to comply with, or changes to, applicable government regulations; bribery and corruption risks, including failure to comply with the Corruption of Foreign Public Officials Act or applicable local anti-corruption law; uncertainties in growth management; and certain corporate objectives, goals and plans for 2016; and the Corporation’s ability to meet other factors listed from time to time in the Corporation’s continuous disclosure documents.  Readers are cautioned that the foregoing list of factors is not exhaustive and should be considered in conjunction with the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this MD&A and in the Corporation’s other documents filed with the Canadian securities authorities should be read for a description of certain factors that could cause the actual results of the Corporation to differ materially from those in the oral forward-looking statements. The forward-looking information and statements contained in this MD&A are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.